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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C. 20549


                                        FORM 6-K


                               REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                            SECURITIES EXCHANGE ACT OF 1934


                   FOR THE QUARTERLY PERIOD AND THE FISCAL YEAR ENDING
                                   DECEMBER 31, 1999



                                724 SOLUTIONS INC.



                           4101 Yonge Street, Suite 702
                         Toronto, Ontario, Canada M2P 1N6
                     (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


            Form 20-F       X        Form 40-F
                     ---------------           --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

            Yes              No       X
               --------------   ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            82-     N.A.
                ------------


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                               724 SOLUTIONS INC.
                                    Form 6-K


                                TABLE OF CONTENTS


                                                                       Page

724 Solutions Inc. Summary Financial Information for the Quarterly       6
Period and the Fiscal Year Ended December 31, 1999



Signatures




                                         1

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FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION CONTACT:
Ray McManus
(416) 228-8191
rmcmanus@724.com




                    724 SOLUTIONS INC. REPORTS FOURTH QUARTER AND

                            FISCAL YEAR END 1999 RESULTS


TORONTO, CANADA, (FEBRUARY 21, 2000) -- 724 Solutions Inc. (TSE -- SVN, NASDAQ -- SVNX) today announced its financial results for the fourth quarter and year ended December 31, 1999 (all results are reported in U.S. dollars). Net revenue in the fourth quarter was $393,000, compared to net revenue of $19,000 in the fourth quarter ended December 31, 1998, and $766,000 recorded in the third quarter ended September 30, 1999. The decline in net revenue in the fourth quarter of 1999 compared to the third quarter of 1999 was due to a reduction in services revenue primarily as a result of the Y2K implementation restrictions imposed by the Company's bank customers.

     US$                                    Q4'99              Q3'99
                                           --------           --------

     Revenue
     Software development                  $383,000           $383,000
     Services                               381,000            754,000
     Less: stock based compensation        (371,000)          (371,000)
                                           --------           --------
     Net Revenue                           $393,000           $766,000


For the year ended December 31, 1999, 724 Solutions reported net revenue of $1.2 million, an increase of 149% over net revenue of $491,000 in the year ended December 31, 1998. 724 Solutions' net revenue includes software development revenue earned from license agreements, and services revenue including implementation, customer service and maintenance fees, and is net of stock-based compensation related to software development revenue.

The Company continued to invest heavily in its development of an Internet infrastructure solution for financial institutions that enables them to offer personalized and secure on-line banking, brokerage and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. This resulted in a net loss for the quarter ended December 31, 1999 of $6.3 million, or $0.23 per share, compared to a loss of $1.6 million, or $0.17 per share, in the same quarter of 1998, and a loss of $3.7 million, or $0.22 per share, in the third quarter of 1999. For the year, the net loss was $13.8 million, or $0.82 per share, compared to a loss of $2.7 million, or $0.47 per share, in the prior year. The per share figures in all periods reflect the two for one stock split which took place on December 30, 1999. The weighted average number of shares outstanding in the quarter ended December 31, 1999 was 27,335,198 compared to 9,286,000 in the fourth quarter of 1998. The weighted average number of shares outstanding for the year ended December 31, 1999 was 16,887,000, compared to 5,784,000 in the prior year.

During 2000, 724 Solutions will generate revenue from:

   - license agreements

   - services (including implementation, customer service and maintenance fees)

   - fees from operation of its application hosting service.

While the Company's two initial licensing agreements used a fixed fee license model, it expects that subsequent agreements will primarily use a variable fee license model, based on the concept of a fee per user per month. Also, 724 Solutions will continue to invest heavily in its financial services platform and grow its operations in order to keep pace with its customers' needs worldwide.

"For 724 Solutions, 1999 was an important year. Our technology went live with Bank of Montreal's Veev service, and we sold our financial services platform to market-leading financial institutions that included Bank of America, Citigroup and Wells Fargo," said Greg Wolfond, Chairman and Chief Executive Officer of 724 Solutions. "We established a global presence with offices opening in London, San Francisco and Tokyo, and continued to rapidly grow our employee base, reaching 183 employees by December 1999. We also established relationships that will help turn our service on with additional financial institutions and put our product in front of more end-users by signing strategic cooperation agreements with Sprint, Phone.com, Nokia and Bell South and building strong relationships with Qualcomm, Palm Computing and Neopoint."


                                       3

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This press release contains forward-looking statements based on the Company's current expectations. These forward-looking statements can generally be identified as such because the statement contains words and phrases such as the Company or management "anticipates," "believes," "plans," "estimates," "expects," "intends" and words of similar import. The statements are subject to certain risks, uncertainties and assumptions relating to the Company's operations and financial performance, including risks associated with competition, demand for the Company's products and services, the costs of product development, the Company's development of the capability to provide an application hosting service, the Company's dependence upon a small number of customers, uncertainties with respect to changes or developments in economic, business, industry, market and regulatory circumstances and other risks and uncertainties, including the risks and uncertainties identified in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission. Actual results or outcomes accordingly may vary materially from those anticipated, believed, planned, estimated, expected, or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT 724 SOLUTIONS

724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure on-line banking, brokerage and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The Company's solution currently enables consumers to access on-line banking and brokerage services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. 724 Solutions' customers include Citigroup, Bank of America, Bank of Montreal and Wells Fargo. 724 Solutions common shares are listed on the NASDAQ (SVNX) and TSE (SVN) stock exchanges. Headquartered in Toronto, Canada, the company has offices in London, U.K., San Francisco, U.S., and Tokyo, Japan. For additional information visit www.724.com

                                      # # #


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724 Solutions Inc.

SUMMARY FINANCIAL INFORMATION
(in thousands of U.S. Dollars, except per share amounts)

YEARS ENDED DECEMBER 31                            1999             1998
REVENUE
     Software development                        $  1,697          $ 1,678
     Services                                       1,169              208
     Less stock-based compensation related
       to software development                     (1,644)          (1,395)
Net revenue                                         1,222              491

Operating expenses:
     Cost of services revenue                       1,890               61
     Research and development                       7,536            2,277
     Selling and marketing                          2,688              412
     General and administrative                     3,983              547

Loss from operations                              (14,875)           (2,806)
Interest income                                     1,044               107
Net loss                                          (13,831)           (2,699)
EBITDA                                            (12,914)           (2,430)

Loss per share                                   $  (0.82)         $  (0.47)

Common shares outstanding (000s)
Weighted average                                   16,887             5,784
Outstanding at year end                            29,402            11,429

Cash used in operating activities                  (5,500)               (4)
Cash provided by financing activities              70,069             2,608
Cash used in investing activities                  (2,258)             (927)

As at December 31                                   1999              1998

Cash and cash equivalents                          65,287             2,976
Total assets                                       73,242             3,892
Total current liabilities                          11,074               699
Shareholders' equity                               62,168             3,193



                                          5

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     724 SOLUTIONS INC.



                                     By: /s/ Karen Basian
                                         --------------------------------
                                         Name: Karen Basian
                                         Title: Chief Financial Officer


Date: FEBRUARY 21, 2000





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